Filed Pursuant to Rule 433
Registration Statement No. 333-262557

THE TORONTO-DOMINION BANK

US$1,500,000,000 4.108% SENIOR MEDIUM-TERM NOTES, SERIES C, DUE 2027

FINAL TERM SHEET

DATED JUNE 1, 2022

This final term sheet supplements the information set forth under the caption “Terms of the Notes” in the preliminary pricing supplement dated June 1, 2022 relating to the Notes (as defined below), the caption “Description of the Notes We May Offer” in the prospectus supplement dated March 4, 2022 and the caption “Description of the Debt Securities” in the prospectus dated March 4, 2022.

Issuer:	The Toronto-Dominion Bank

Issue:	4.108% Senior Medium-Term Notes, Series C, due 2027 (the “Notes”)

Expected Ratings[1]:	Moody’s Investors Service: A1 (outlook: stable) / Standard & Poor’s: A (outlook: stable)

Principal Amount:	US$1,500,000,000

Issue Price:	100.000% plus accrued interest, if any, from June 8, 2022

Trade Date:	June 1, 2022

Settlement Date (T+5)[2]:	June 8, 2022

Maturity Date:	June 8, 2027

Minimum Denomination:	US$2,000 and multiples of US$1,000 in excess thereof

Interest Rate:	4.108%

Treasury Benchmark:	UST 2.625% due May 31, 2027

Treasury Benchmark Price:	98-22 1⁄4

Treasury Benchmark Yield:	2.908%

Spread to Treasury Benchmark:	+120 basis points

[1]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.
[2]

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to two business days before settlement will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Re-Offer Yield:	4.108%

Commissions:	0.350%

Interest Payment Dates:	Semi-annually on June 8 and December 8 of each year, beginning on December 8, 2022 and ending on the Maturity Date.

Day Count Fraction:	30 / 360

Canadian Bail-in Provisions:	The Notes are bail-inable notes (as defined in the accompanying prospectus supplement) and subject to conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. See “Description of the Debt Securities — Terms Specific to Senior Debt Securities — Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bail-inable Debt Securities” in the prospectus.

Optional Redemption by Holders of Notes:	Not applicable

Optional Redemption by the Issuer:

In certain circumstances where the Issuer has or will become obligated to pay additional amounts (as described in the pricing supplement), the Issuer may, at its option, redeem the Notes, in whole, but not in part, at any time before maturity, after giving not less than 10 nor more than 60 calendar days’ notice to the holders of the Notes, at a redemption price equal to 100% of their principal amount together with accrued interest, if any, to, but excluding, the redemption date. See “Terms of the Notes — Redemption for Tax Reasons” in the pricing supplement.

The Issuer may also redeem the Notes, at its option, as a whole or in part at any time and from time to time, prior to maturity, after giving not less than 10 nor more than 60 calendar days’ notice to the holders of the Notes at a redemption price equal to the sum of (i) 100% of the principal amount of the Notes to be redeemed; (ii) the Make-Whole Amount (as defined in the pricing supplement dated June 1, 2022) discounted at the Treasury Yield (as defined in the pricing supplement) plus 20 basis points; and (iii) accrued and unpaid interest on the Notes to, but excluding, the redemption date. See “Terms of the Notes — Optional Redemption” in the pricing supplement.

Concurrent Offerings:

US$2,000,000,000 4.456% Senior Medium-Term Notes, Series C, due 2032, US$1,650,000,000 3.766% Senior Medium-Term Notes, Series C, due 2025, and the US$350,000,000 Floating Rate Notes, Series C, due 2025.

The settlement of the Notes is not contingent on the settlement of the concurrent offerings.

Listing:	The Notes will not be listed on any securities exchange.

Joint Bookrunners:	TD Securities (USA) LLC BofA Securities, Inc. Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Co-Managers:

Academy Securities, Inc.

Blaylock Van, LLC

Great Pacific Securities

Roberts & Ryan Investments, Inc.

Tigress Financial Partners LLC

ANZ Securities, Inc.

CIBC World Markets Corp.

Commonwealth Bank of Australia

DBS Bank Ltd.

Desjardins Securities Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

National Bank of Canada Financial Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

CUSIP / ISIN:	89115A2C5/ US89115A2C54

The Issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Bookrunners will arrange to send you the pricing supplement, when available, the prospectus supplement, and the prospectus if you request them by contacting TD Securities (USA) LLC at 1-855-495-9846, BofA Securities, Inc. at 1-800-294-1322, Credit Suisse Securities (USA) LLC at 1-800-221-1037, Goldman Sachs & Co. LLC at 1-866-471-2526 or J.P. Morgan Securities LLC at 1-212-834-4533.